Exhibit 99.1

Bellatrix announces reset of fixed prices on existing summer 2013 natural gas commodity contracts and an updated corporate presentation

TSX, NYSE MKT: BXE

CALGARY, Jan. 29, 2013 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX: BXE) announces that it has reset the fixed prices on two of its existing natural gas commodity price risk management contracts and that it has posted an updated Corporate presentation.

Bellatrix recently reset the fixed prices on two of its commodity price risk management contracts for natural gas fixed price swaps. The first existing swap contract for 20,000 GJ/d for the period April 1, 2013 to October 31, 2013 was reset from a price of CDN$4.0875/GJ to $3.05/GJ (CDN$3.51/mcf) for a net payment to Bellatrix of $4.3 million. The second existing swap contract for 10,000 GJ/d for the period April 1, 2013 to October 31, 2013 was reset from a price of CDN $4.15/GJ to CDN$3.095/GJ (CDN$3.56/mcf) for a net payment to Bellatrix of $2.2 million. Bellatrix now has 55,000 GJ/d (47.8 mmcf/d) for the period April 1, 2013 through to  October 31, 2013 hedged at an average fixed price of $3.058/GJ ($3.52/mcf).

By resetting the fixed prices on the natural gas commodity price risk management contracts for the period from April 1, 2013 through to October 31, 2013, the Company has crystalized and realized $6.5 million in cash proceeds while continuing to have put in place ongoing down side price protection on the existing GJ/d 55,000 (47.8 mmcf/d) if natural gas prices were to move lower than the fixed price of $3.058/GJ ($3.52/mcf).

As at January 28, 2013, Bellatrix has the following crude oil and natural gas commodity fixed price risk management contracts in place for 2013 and 2014 (converted to a mcf basis).  The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.8 Mj/m3.

Product	Term	Volume	Average Price
Crude Oil *	Jan. 1, 2013 to Dec. 31, 2013	1,500 bbls/d	$94.50 CDN/bbl
Natural Gas	Feb. 1, 2013 to Mar. 31, 2013	8.7 mmcf/d	$3.51 CDN/mcf
Natural Gas	Apr. 1, 2013 to Oct. 31, 2013	47.8 mmcf/d	$3.52 CDN/mcf
Natural Gas	Nov. 1, 2013 to Dec. 31, 2013	21.7 mmcf/d	$3.51 CDN/mcf
Natural Gas	Jan. 1, 2014 to Jun. 30, 2014	13.0 mmcf/d	$3.51 CDN/mcf

* A call has been placed on 3,000 bbls/d at $110 US/bbl for the year
2013 and at $105US/bbl for the calendar year 2014.

The Company has price protection in place for 66.3% of the Company's trailing Q4 2012 production levels.

The total net proceeds received of $6.5 million were initially used to reduce the Company's  bank indebtedness and will ultimately will be directed to the development of the Company's Cardium Oil resource program.

Bellatrix will be presenting at the National Bank Financial Energy Conference being held in Toronto, Canada on February 13th and 14th, 2013. An updated Corporate Presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

Cautionary Statement

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

SOURCE: Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 - 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 08:00e 29-JAN-13